UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 001-33429

Acorn International, Inc.

19/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated June 30, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: July 2, 2015

Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Samuel Patterson	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-8888	Phone: +1-310-528-3031
Email: sam@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

FOR IMMEDIATE RELEASE

Acorn International Regains Compliance With NYSE Continued Listing Standard for Minimum Share Price

SHANGHAI, China, June 30, 2015 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) today announced that as of June 1, 2015 it has regained compliance with the minimum share price criteria required by the New York Stock Exchange (“NYSE”) for continued listing of the Company’s American depositary shares (“ADS”) (each representing three of Acorn’s ordinary shares).

As previously disclosed, Acorn received a notice from the NYSE on March 19, 2015 that it was not in compliance with the NYSE continued listing standard requiring a listed security to maintain a minimum average closing price of US$1.00 per share over a consecutive 30-trading-day period.

In a recent letter, the NYSE notified Acorn that it had satisfied the NYSE’s standard by virtue of the fact that as of June 1, 2015, both the closing price of Acorn’s ADSs and the average closing ADS price over the preceding 30 consecutive trading days were in excess of the $1.00 minimum threshold required by the NYSE. As a result of this occurrence, Acorn has regained compliance with the relevant NYSE continued listing criteria within the prescribed time and the ADSs will continue to be traded on the NYSE, subject to Acorn’s continued compliance with all applicable NYSE requirements.

Cautionary Statement Concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Acorn’s ability meet the standards necessary to maintain its listing on the New York Stock Exchange or other stock exchange, including its ability to cure any non-compliance with such listing standards. Acorn does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Acorn International, Inc.

Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary-branded products, as well as products from established third parties. Acorn’s direct-sales platforms include (a) call centers, through which Acorn directly markets consumer products to individual customers in China, (b) Internet and e-commerce channels, including sales conducted through Acorn’s official website and leading third-party e-commerce platforms in China and (c) sales through product catalogs that are distributed together with other products purchased and shipped to Acorn’s customers. In addition, Acorn also maintains a nationwide distribution network in China through which it distributes and sells a select number of products (including various Acorn proprietary-branded product lines). For more information, please visit http://ir.chinadrtv.com.

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